June 2, 2005

VIA EDGAR TRANSMISSION

Mr. Mark P. Shuman
Branch Chief — Legal
Division of Corporation Finance, Room 4561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Zix Corporation
Registration Statement on Form S-3
Filed April 26, 2005
File No. 333-120548

Form 10-K for the fiscal year ended December 31, 2004
Form 10-Q for the quarter ended March 31, 2005
File No. 0-17995

Dear Mr. Shuman:

This letter sets forth the responses of Zix Corporation to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 19, 2005 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff in boldface as given in the Comment Letter; set forth below such comment is our response.

Form S-3

Exhibit 5.1

SEC Comment:

1.	In exhibit 5.1, counsel assumed “the Company maintains an adequate number of authorized but unissued shares of common stock available for such issuance”. Tell us why it is necessary or appropriate to qualify the legal opinion in this manner. In particular, it appears that whether the company has reserved the shares is a factual matter that can be established by counsel at the time the opinion is delivered. Please revise accordingly or advise.

Company Response:

The Company will remove the assumption in the legal opinion and, prior to effectiveness, file a new legal opinion either as exhibit 5.1 to a pre-effective amendment to the Company’s Registration Statement on Form S-3 or as an exhibit to a Current report on Form 8-K, which would be incorporated by reference to the S-3.

Form 10-K

Controls and Procedures

SEC Comment:

2.	The effectiveness conclusion concerning your disclosure controls and procedures evaluated by your Chief Executive Officer and Chief Financial Officer is expressed with respect to matters that are more limited in scope than the disclosure controls and procedures defined by paragraph (e) of Rule 13(a)-15. In the response letter please clarify whether the conclusions as to effectiveness related to disclosure controls and procedures as defined in conformity with Exchange Act Rule 13a-15(e).

Company Response:

The Company’s disclosure in Item 9A of its Form 10-K relates to its disclosure controls and procedures “as defined in Rule 13a-15(e) under the Exchange Act.” The disclosure as to the conclusions of the CEO and CFO as to the effectiveness of those disclosure controls and procedures is intended to address the entirety of such controls and procedures. In its future filings, the Company will clarify its disclosure required under Item 307 of Regulation S-K (in the case of a similar conclusion by management) by providing as follows:

“The Company’s management evaluated, with the participation of the Company’s principal executive officer and principal financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this Report. Based on their evaluation, the Company’s CEO and CFO have concluded that, as of such date, the Company’s disclosure controls and procedures were effective.”

Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Revenue recognition

SEC Comment:

3.	You indicate that revenues related to arrangements with multiple elements are allocated to the individual elements in accordance with EITF 00-21. Help us understand the accounting units in your arrangements and the accounting units that are outside the scope of SOP 97-2. Clarify how you reached the conclusions that the delivered items should be considered separate units of accounting. Refer to paragraph 9 of EITF 00-21.

Company Response:

The Company derives revenues from three primary sources, each of which has a related paragraph in Note 2 of the financial statements (Form 10-K). In line with those paragraphs, the response to your comment is as follows:

The Company’s subscription-based services are all accounted for as a single element (subscription service) and are accounted for under SOP 97-2.

Anti-spam, email content filtering and Web filtering solutions are perpetual software license sales with annual maintenance and/or a subscription element and sometimes includes installation and training. These multiple elements are accounted for under SOP 97-2.

The Company’s PocketScript e-prescribing services have been treated as multiple element arrangements with separate units of accounting using EITF 00-21. We reached the conclusion that the delivered items should be considered separate units of accounting by applying paragraph 9 of EITF 00-21.

The multiple elements in the PocketScript e-prescribing service are:

1.	Delivery and installation of a PDA (Personal Data Assistant such as a BlackBerry, Dell Axim or other similar device) and the required network connectivity elements ensuring that the device is functioning and has network connectivity. Upon installation there is a functioning standalone device that has email, phone, Web browsing and calendar management capabilities. These devices are one of the means by which doctors to can write electronic prescriptions.

2.	The arrangement and payment, by the Company, for network connectivity for eight months. Typically, this is DSL service or the BlackBerry data service.

3.	One year of the Company’s e-prescribing service, which includes the ability to write electronic prescriptions, access drug reference guides and access information on insurance provider approved prescription drugs. This service involves storage and delivery of sensitive information, connectivity with drug reference guides and insurance formularies. This service can be used via the PDA that was distributed at Element one, the physician’s own PDA or through a standard PC based Web browser.

The multiple elements have separate units of accounting because they meet the criteria as set forth in Paragraph 9 of EITF 00-21. Those are (in summary):

•	Delivered items have value to the customer on a standalone basis. The hardware is a fully functional PDA that can be used as a cell phone, address book, calendar, etc. The Company accounts for the hardware component using the residual method, whereby revenue is allocated to the hardware unit only after the Company has allocated revenue to the data service and e-prescribing service first. Revenue for the hardware is recognized when the hardware is installed or delivered.

•	There is evidence of Fair Market Value (objective and reliable) for the undelivered items. The Company allocates revenue to the data service based on the cost it pays to local service providers for wireless service or Internet connectivity. The Company allocates revenue to the e-prescribing service based on the price charged when the same service is sold separately.

•	The arrangement does not include a general right of return relative to the delivered item(s) and the delivery of the undelivered item(s) is probable and substantially controlled by the Company. The Company’s contracts have no stated right of return or refund. To date the Company has not provided any refunds.

SEC Comment:

4.	Quantify the amount of revenues associated with initial set-up fees relating to the PocketScript product line. If material, supplementally clarify the nature of these costs and tell us how you account for the revenue applicable to this element in your e-prescribing service arrangements.

Company Response:

Revenue in 2004 for initial set up and deployment of hardware devices was $1,519,000. The Company completed 1,961 installations resulting in average revenue of $775 per installation. The costs associated with these revenues are the cost of the hardware, shipping, and personnel costs associated with the installation/delivery. The direct costs are estimated to be $625 per installation.

As noted in the Company’s response to Comment 3, revenue (as derived under the residual method) is recognized when installation or delivery is complete.

SEC Comment:

5.	Quantify the amount of sales earned in connection with the Sophos, Inc. reseller agreement. If material, tell us how you considered the factors of EITF 99-19 in determining whether to account for such sales on a gross or net basis.

Company Response:

The resale of the Sophos product generated $205,000 of revenue in 2004. The Company does not view this as material.

SEC Comment:

6.	Tell us how you considered footnote 1 of SOP 81-1 with regards to your service contracts offered on a standalone basis. Tell us the specific accounting literature you relied upon in accounting for such contracts, and provide us with analysis, which demonstrates how that literature applies to you. We may have further comments based on your response.

Company Response:

The Company’s Form10-K states that we would utilize the percentage completion method when appropriate. The Company might contract with customers for software arrangements where, in addition to the delivery of the software or software system, the Company is required to complete significant production, modification or customization of the software. If applicable and appropriate, the Company would account for the entire arrangement in conformity with ARB No. 45 and SOP 81-1. In view of this possibility, the company included percentage completion as a statement of policy. However, that situation to date in the financials has been minimal and inconsequential, and did not exceed $40,000 in 2004, and was $0 in the first quarter 2005.

SEC Comment:

7.	Tell us how you account for service revenues under the percentage of completion method related to services sold in connection with your products. Tell us the input measures (or output measures if applicable) used to measure progress on a contract. Tell us how you can reasonably determine dependable estimates using these measures. Explain your accounting for loss contracts. Refer to SOP 81-1 and ARB 45.

Company Response:

See response to Comment 6. In the rare case this has been applied or should it arise in the future, we use labor hours expended versus estimated total hours to complete as a means to determine a similar amount of revenues.

Note 7. Intangible Assets and Goodwill

SEC Comment:

8.	Supplementally, explain to us why you have classified the write-down of certain intangibles associated with the “Connect” product line as an element of “operating expenses” in the statement of operations rather than to “cost of sales.” Also, clarify where you had previously recorded the respective amortization associated with these intangibles. Tell us how you considered Question 17 of SFAS 86 FASB Staff Implementation Guide in your accounting.

Company Response:

The amortization of the Connect intangibles had been included in cost of sales consistent with the guidance provided in question 17 to SFAS 86 FASB Staff Implementation Guide.

For the write-down, the Company considered Question 17 of SFAS 86 FASB Staff Implementation Guide and believes that the accounting for the impairment charge associated with the Connect technology is more accurately guided by FAS 144. Additionally, the Company believes that a separate line item is a more informative disclosure.

Note 10. Notes Payable

Convertible Promissory Note

SEC Comment:

9.	Supplementally explain how you intend to account for the modification of the convertible notes payable and provide the specific accounting literature you will apply. To the extent that this amendment results in a beneficial conversion feature, tell us how you considered EITF 00-27 in your accounting.

Company Response:

Definitive agreements regarding the restructuring agreement were entered into April 13, 2005, and the restructuring is still not completely effective pending the effectiveness of the related S-3. The Company is still conducting the research required to account for these changes. The Company is considering EITF 96-19 (as to whether the modifications are “substantially different” and therefore, if a gain or loss should be recognized) and EITF’s 00-27 and 98-5 (as to whether the modified conversion features should be considered “beneficial”). A particular focus for the Company is the adjustment to the conversion price for the debt portion that the investors have agreed to allow the Company to pay in stock versus cash and the additional discount used.

Note 22. Subsequent Events

SEC Comment:

10.	We note that the Company sold your Web Inspector and Message Inspector product lines on March 11, 2005. Supplementally tell us how you considered paragraphs 30 and 41-43 of SFAS 144 in determining that classification of the operations of these product lines as discontinued operations is not warranted. Reconcile for us your statement that operations and cash flows could not be sufficiently separated from the rest of the Company (page 10 of the March 31, 2005 Form 10-Q) when various disclosures in your December 31, 2004 Form 10-K refer to products revenues and also to the fact that these product lines operated in a “cash neutral basis” (page 30 of the December 31, 2004 Form 10-K), which appears to indicate that separate financial information exists. In addition, tell us how you determined that impairment did not exist at year-end in relation to goodwill and intangibles associated with these products (i.e., the Elron acquisition) based on the Company’s decision to sell off these product lines. We may have further comments.

Company Response:

SFAS 144, paragraph 30 indicates when long-lived assets should be classified as held for sale. Six criteria are listed and all must be met. The Company did not meet several of these criteria with respect to the Message Inspector and Web Inspector (MI/WI) product lines; primarily, management did not have the authority to approve the action and had made no commitment to sell the assets as of December 31, 2004.

Per SFAS 144, an Asset Group represents “the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.” In addition, paragraph 41 states that in order for a unit to be considered a “component of an entity” (and therefore be considered as discontinued operations for reporting purposes) it must “comprise operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.” The cash flows of MI/WI can’t be distinguished to this level for operations nor the more demanding level of financial reporting and cash flows by product lines are clearly not independent from one another within the eSecure reporting unit. The overlaps between ZixCorp’s products and the constantly changing, sharing and intermingling of resources ranging from facilities, to marketing, to sales have made independent cash flows very difficult to derive. Accordingly, the Company does not prepare such information.

The Company is able to determine revenues by product and therefore, cash receipts by product. However, as stated above in this comment response, the independence and thus accuracy required for cash spending by product does not exist nor is it believed to be realistic to obtain or be accurate. The statement that these products operated in a cash neutral basis was an estimate that was intended to provide the investor a forward-looking and eventual expectation regarding how this sale would change future company-wide cash flows and liquidity. It was not to provide a definitive cash flow number for this product line nor was it intended to represent the impact of the sale on net loss or operating loss.

The Company tests goodwill by reporting unit as discussed in MD&A “Critical Accounting Policies.” In particular, the Company has two reporting units and the goodwill and intangible assets from the Elron acquisition were placed in the eSecure (Communication Protection) reporting unit. The Company determined that the fair value was greater than the carrying amount of assets for this reporting unit and thus goodwill was not impaired for this reporting unit after the sale of the MI/WI products. Likewise, the intangibles are examined for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. At year end, recoverability, either through future product sales or the sale of the product line as a whole, was deemed to be more than likely and that the fair value exceeded the carrying amounts.

Upon accounting for the sale of these product lines, the Company included all the intangibles in the carrying amount of the assets sold. As stated in Footnote 7 in Form 10-K, 50% of the carrying amount of the goodwill was associated with the Elron acquisition. SFAS 142 Paragraph 39 was used in determining the allocation of goodwill to the carrying amount of the assets sold as reported in Notes 6 and 9 of the March 31, 2005, Form 10-Q. Also in conformity with paragraph 39 and subsequent to the sale, the eSecure reporting unit was again assessed for potential impairment and the Company determined that no impairment existed.

Form 10-Q

Controls and Procedures

SEC Comment:

11.	In the referenced Form 10-Q, you disclose that there were no “significant changes” in Zix’s internal controls during the quarter ended March 31, 2005. Please refer to Item 308(c) of Regulation S-K, and note that disclosure is required of any change that “materially affected or was reasonably likely to materially affect,” your internal controls over financial reporting. In your response letter tell us whether there were any such changes during the most recent quarter. Please also confirm that you will consider this comment in preparing future periodic reports.

Company Response:

The Company hereby confirms that there were no changes in its internal control over financial reporting during the fiscal quarter ended March 31, 2005, that materially affected, or were reasonably likely to materially affect, its internal control over financial reporting.

The Company will clarify its disclosure under Item 308(c) in its applicable future periodic reports filed with the Commission under the Exchange Act by including such language in such filings.

If you have any questions to the above responses, please do not hesitate to contact the undersigned at (214) 370-2219.

Very truly yours,
Zix Corporation

By: Ronald A. Woessner,
Sr. Vice President and General Counsel

cc: Adam F. Halper, Division of Corporation Finance